

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 29, 2006

Mr. P.M. Smyth
Chief Executive Officer
CityView Corporation Limited
Level 9 28 The Esplanade
Perth Western Australia 6000

       Re: **CityView Corporation Limited**
               Form 20-F for Fiscal Year Ended December 31, 2005
               Filed June 30, 2006
               Response Dated October 18, 2006
               File No. 0-28794

Dear Mr. Smyth:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for Fiscal Year Ended December 31, 2005

General

1.   Please submit your letter of correspondence with us dated October 18, 2006 on EDGAR, as well as any future correspondence with us.

2.   We have read your response to prior comment two, noting that you included an explanatory paragraph at the forepart of the draft document that you sent us by facsimile on October 18, 2006, explaining the reasons for filing the amended Form 20-F. However, you did not provide a corresponding explanatory paragraph

in the Form 20-F/A that you filed on October 20, 2006. The additional comments in this letter outline various aspects of other prior comments that you did not sufficiently address. Another amendment will be required. Please ensure that any further representations you make about proposed disclosure revisions, as well as the explanatory language setting forth the reasons for your amendment, are reflected in the document that you ultimately file.

Financial Statements

Note 26 – United States Generally Accepted Accounting Principles Reconciliation, page 54

3.   We note that you did not provide a response to prior comment five, and did not make the disclosure revisions in the amendment to your document required to identify the U.S. GAAP accounting applied to your oil and gas activities.

Please modify your disclosure under points (b) and (d) to identify the method you have applied in accounting for your oil and gas activities for both U.S. GAAP and Australian IFRS purposes. For U.S. GAAP purposes, you should indicate whether you have adopted the *full cost* or *successful efforts* method (as described in Rule 4-10(c) of Regulation S-X and SFAS 19, respectively), and include details sufficient to contrast the method chosen with that depicted in your primary financial statements.

4.   Please revise your disclosure in point (f) to describe an amortization approach that is acceptable under U.S. GAAP. Please understand that neither Rule 4-10(c) nor SFAS 19 accommodate amortization of costs capitalized for oil and gas properties based on probable reserves. You may refer to the definitions applicable to oil and gas producing activities in Rule 4-10(a) of Regulation S-X for further guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief